FOR IMMEDIATE RELEASE	November 12, 2014

Micromem Technologies Inc.:
Provides Update on MEMS-based Sensor Solution, Detection of Wear Materials in Oil Lubricants
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Toronto, New York, November 12, 2014: Micromem Technologies Inc.’s (the “Company”) (CSE: MRM, OTCQX: MMTIF) wholly owned subsidiary, Micromem Applied Sensor Technologies Inc. (MAST), announces the Company has successfully completed the first phase of the project announced on October 20, 2014 (www.micromeminc.com).

This milestone completion triggered a payment of $250,000 US by the Client. The Proof of Concept (POC) demonstration scheduled for December, 2014 will demonstrate comparable detector performance to existing bench top units at 100 times its volume. The POC unit is an evolutionary design ultimately leading to an environmentally ruggedized integrated product solution with a final target size of 50 cubic centimeters which is approximately 1/100th the size of current technology.

Both teams have assembled world class people for this product development. The Company is on track to deliver our desktop POC for end of December, 2014 which will generate an additional milestone payment. As we continue to build experience in delivering prototypes to go from POC to prototype in less than 3 months is in itself an accomplishment.

Visit Micromem’s website to view a new Presentation (www.micromeminc.com) and MAST’s new website that has been updated to reflect current content (www.mastinc.com).

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTCQX: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing:   NASD OTCQX-Bulletin Board -Symbol: MMTIF
                 CSE - Symbol: MRM
Shares issued: 188,436,724
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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